FOR IMMEDIATE RELEASE: August 12, 2011	PR 11-19

Douglas Stewart Joins Atna As Chief Operating Officer

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN / OTCBB:ATNAF) is pleased to announce that Mr. Douglas E. Stewart will join Atna’s management team as   Chief Operating Officer effective August 15, 2011.

Mr. Stewart is an experienced senior mining executive with over thirty five years in the industry. Doug was formerly Vice President of Project Development at Gold Reserve Inc. Prior to that position, he was employed by Pegasus Gold Inc. in various capacities including General Manager of the Florida Canyon Mine in Nevada and the Montana Tunnels Mine in Montana. Mr. Stewart’s extensive experience includes various management, operating and engineering positions with FMC Corporation, Getty Oil Minerals Division, Consolidation Coal Company and AMAX Coal Company. Mr. Stewart has a Bachelor of Science degree in Mining Engineering from South Dakota School of Mines and Technology.

“We are very pleased to welcome Doug to the Atna team. Doug will oversee operations at our Briggs Mine and have a key role in the development of our Pinson and Reward gold projects. As Atna becomes a multi mine producer, Doug’s role as COO is critical to our continued growth,” states James Hesketh President & CEO.

For additional information on Atna Resources, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182